UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on WIMAX TELECOM SELECTS ALVARION TO EXPAND ITS WIMAX NETWORKS IN AUSTRIA, SLOVAKIA Pan European WiMAX Carrier Uses BreezeMAX™ 3500 to Offer Toll Quality Voice and Broadband Data Services to Residential and Other Subscribers, dated August 15, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 ALVARION LTD.

Date: August 15, 2006                                  By: /s/ Dafna Gruber
                                                 Name: Dafna Gruber
                                                 Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO                Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com        carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

WIMAX TELECOM SELECTS ALVARION TO EXPAND ITS WIMAX
 NETWORKS IN AUSTRIA, SLOVAKIA

Pan European WiMAX Carrier Uses BreezeMAX™ 3500 to Offer Toll Quality Voice
and Broadband Data Services to Residential and Other Subscribers
---

TEL AVIV, Israel, August 15, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that WiMAX Telecom AG, the first pan European WiMAX carrier, has again selected its BreezeMAX 3500 expanding its WiMAX networks in Austria and Slovakia. Upon acquiring its nationwide 3.5 GHz license last year, WiMAX Telecom first began building its WiMAX network with Alvarion's BreezeMAX and now plans to deploy more than 10,000 additional BreezeMAX PRO CPEs by the end of 2006.

“Expanding our networks using Alvarion’s WiMAX systems makes good business sense for us,” said Dov Bar-Gera, chairman of WiMAX Telecom AG. “Last year, we first selected BreezeMAX because it met our extensive requirements and rigid evaluation as a robust system to handle our sometimes inclement local weather, conditions in the landscapes of Austria and Slovakia. Building on our initial success, we look forward to additional roll outs of WiMAX services in other regions where we hold 3.5GHz licenses.”

BreezeMAX is Alvarion’s award-winning WiMAX platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 180 installations in more than 80 countries around the world.

"WiMAX Telecom is part of a new breed of ‘innovative challenger’ carriers who are leveraging the advanced technological and economic benefits of WiMAX to build broadband networks quickly and cost effectively,” commented Tzvika Friedman, president and CEO of Alvarion. “We are pleased with their success using BreezeMAX to offer broadband data and toll quality voice services to their subscribers. Our continuing innovation and leadership in WiMAX worldwide, coupled with the network building activities of forward thinking carriers such as WiMAX Telecom, means that the mass availability of broadband services and personal broadband services is fast approaching."

###

About WiMAX Telecom

WiMAX Telecom AG is the holding company for the Austrian WiMAX Telecom GmbH, the Slovakian WiMAX Telecom s.r.o. and the Croatian WiMAX Telecom d.o.o. The WiMAX services include wireless Internet access, VoIP telephony and "last mile alternatives" for private and business customers.
www.wimax-telecom.net

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

5